Form 40-F
period 2018-03-31
Canopy Growth Corp
filed 2018-06-28
CIK 1737927

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2018	Commission File Number 001-38496

Canopy Growth Corporation

(Exact name of Registrant as specified in its charter)

Canada	2833	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1 Hershey Drive

Smith Falls, Ontario K7A 0A8

Canada

(855) 558-9333

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

1015 15th Street N.W., Suite 1000

Washington DC 20005

(202) 572-3100

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:  None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 200,989,264

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.   ☐  Yes  ☒   No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).   ☐  Yes   ☐   No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

4820-0982-2571\4

EXPLANATORY NOTE

Canopy Growth Corporation (the “Company” or the “Registrant”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this annual report on Form 40-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Annual Report contain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of the United States Private Securities Litigation Reform Act of 1995 and within the meaning of applicable Canadian securities legislation, respectively. Often, but not always, forward-looking statements can be identified by the use of words such as “plan”, “expect”, “is expected”, “intend”, “believe”, “anticipate”, “estimate”, or variations of such words and phrases (including negative and grammatical variations) or state that certain actions, events, or results “may”, “could”, “would”, “might”, or “will” be taken, occur, or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to differ materially from those anticipated in the forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Such forward-looking statements in the Exhibits incorporated by reference into this Annual Report speak only as of the respective dates set forth in such Exhibits. Forward-looking statements in the Exhibits incorporated by reference into this Annual Report include, but are not limited to, statements with respect to:

•	our expectations in connection with the production and expansion plans at our facilities and the capacity thereof;
•	our expectations regarding the timing of construction, development and production of our expansion projects for both existing facility expansion and new facilities;
•	advancement of our international projects and targeting other opportunities as the laws and regulations governing cannabis evolve internationally;
•	the performance of our business and operations;
•	our ability to obtain additional licenses or renewal of existing licenses;
•	the legalization of cannabis for recreational use in Canada and our ability to participate in such market, when it is legalized;
•	the legalization of cannabis for recreational and/or medical use in jurisdictions outside of Canada and our ability to participate in any such markets, if and when such use is legalized;
•

the effect of government regulations (or changes thereto) with respect to the restrictions on production, sale, consumption, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use and receipt of necessary permits;

•	future liquidity and financial capacity;
•	our expectations regarding revenues and expenses;
•	expectations regarding our ability to raise capital;
•	the competitive landscape in which we operate;
•	our investments in community relations, cannabis health and safety, educational programming in the locations where we operate and the further development of our social responsibility programs;
•	our future product offerings;
•	the payment of any future dividends;
•	the outcome of any current or pending litigation against us; and
•	treatment under government regulatory and taxation regimes.

4820-0982-2571\4

With respect to the forward-looking statements contained in the Exhibits incorporated by reference into this Annual Report, we have made assumptions regarding, among other things: (i) our ability to generate cash flow from operations and obtain necessary financing on acceptable terms; (ii) general economic, financial market, regulatory and political conditions in which we operate; (iii) the yield from the growing operations of the Company’s licensed producers; (iv) consumer interest in our products; (v) competition; (vi) anticipated and unanticipated costs; (vii) government regulation of our activities and products and in the areas of taxation and environmental protection; (viii) the timely receipt of any required regulatory approvals; (ix) our ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; (x) our ability to conduct operations in a safe, efficient and effective manner; and (xi) our construction plans and timeframe for completion of such plans.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in the Exhibits incorporated by reference into this Annual Report include, but are not limited to, the risk factors set forth in the Exhibits incorporated by reference into this Annual Report, such as: continued listing requirements of the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) and increased price volatility; changes in laws, regulations and guidelines; risks inherent in strategic alliances; difficulty of forecasting the medical marijuana and recreational marijuana industries; exchange restrictions on business; risks relating to the Access to Cannabis for Medical Purposes Regulations (Canada) issued pursuant to the Controlled Drugs and Substances Act (Canada); risks relating to our expansion into foreign jurisdictions; political and other risks in emerging markets; risks of corruption and fraud in emerging markets; inflation risks in emerging markets; foreign ownership or control restrictions; risks relating to international advisors and consultants; increased operational, regulatory and other risks; our limited operating history; reliance on licenses; reliance on certain facilities; reliance on management; reliance on key inputs; dependence on suppliers and skilled labor; risks inherent in an agricultural business; vulnerability to rising energy costs; transportation risks; operating risk and insurance coverage; environmental and employee health and safety regulations; product liability risks; risks of product recalls; unfavorable publicity or consumer perception; risks relating to client acquisitions; growth-related risks; our history of net losses, and risks relating in incurring significant net losses in the future and not being able to achieve or maintain profitability; risks relating to additional financing; risks relating to conflicts of interest; risks relating to competition from other companies; and reputational risk to third parties, as well as those risk factors discussed herein or in documents incorporated by reference. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Annual Report in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and which are not comparable to financial statements of United States companies.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on March 29, 2018 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.2894.

ANNUAL INFORMATION FORM

The AIF for the fiscal year ended March 31, 2018 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

4820-0982-2571\4

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended March 31, 2018 and 2017, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s MD&A for the year ended March 31, 2018 is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, because of the material weakness in our internal control over financial reporting described below, our disclosure controls were not effective as at March 31, 2018.

Internal Control Over Financial Reporting

In connection with the Company’s reporting obligations in Canada, management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2018, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013) (the “COSO 2013 Framework”). Based on this evaluation management concluded that a material weakness existed as of March 31, 2018, as described below.

As of March 31, 2018, the Company did not maintain effective internal controls over Company-wide end user computing (“EUC”) spreadsheets and the accounting complexities encountered in the financial reporting relies on equally complex spreadsheets. Spreadsheets are inherently prone to error due to their manual nature. The Company’s controls related to spreadsheets did not address all risks associated with updating assumptions, manual entry into spreadsheets, completeness of data entry, nor evidence of review of completed spreadsheets.

Because of the material weakness described above, management concluded that the Company’s internal controls over financial reporting were not effective as at March 31, 2018. Accordingly, a reasonable possibility exists that material misstatements in the Company’s financial statements will not be prevented or detected on a timely basis.

The Company’s management, with the participation of its CEO and CFO, has limited the scope of the design of the Company’s disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures and internal controls over financial reporting of the recently acquired operations of Tweed Grasslands Cannabis Inc. (acquired May 1, 2017), Spot Thrapeutics Inc (acquired on August 28, 2017), Grow House JA Limited (acquired 49% on September 6, 2017), Spectrum Cannabis Denmark ApS (acquired control on September 20, 2017), Les Serres Vert Cannabis (acquired 66.7% interest on December 18, 2017) and BC Tweed Joint Venture Inc (acquired 66.7% interest on October 10, 2017). The operations of Tweed Grasslands Cannabis

4820-0982-2571\4

Inc., Spot Therapeutics Inc.,Grow House JA Limited, Spectrum Cannabis Denmark ApS , Les Serres Vert Cannabis and BC Tweed Joint Venture Inc combined, represent approximately 12% of the Company’s assets (approximately 1% of current assets and 21% of non-current assets); they also represent approximately 26% of current liabilities and 6% of long-term liabilities, 0% of the Company’s revenues and 7% of operating expenses for the year ended March 31, 2018 and 0% of the Company’s revenues and 24% of operating expenses for the three months ended March 31, 2018.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

Reliance on End User Computing

Throughout fiscal 2018 management continued to strengthen and improve controls related to the remaining material weaknesses related to EUC in the following ways:

1.

Continued engagement of third party resources to assist the Company in its risk assessment process and in completing the design and implementation of certain internal controls over financial reporting pursuant to the COSO 2013 Framework;

2.

Inventoried EUC spreadsheets in use and associated control and implementation of several IT supported systems to reduce reliance on EUC tools. Further IT support initiatives are underway to reduce the use of EUC tools; and

3.

A cross-functional business transformation process, enabled by a new end to end Enterprise Resource Planning (“ERP”) system was launched in June 2017 to standardize and automate business processes and controls across the organization domestically and internationally. The project is a major initiative that is utilizing third party consultants and will expand the depth and breadth of the finance and information technology organizations. The project, named Project Summit, will enable continuous improvement and scalability.

The material weakness related to reliance on EUC has not been fully remediated as at March 31, 2018. Remediation is expected to be completed in fiscal 2019 with the implementation of the ERP system.

IT General Controls

Management previously concluded that, as of March 31, 2017, the Company’s IT general controls, specifically user access and change management processes, were determined to be a material weakness in the Company’s internal control over financial reporting. Management implemented process improvements in both the areas of user access and change management. A revalidation of information technology user access and refresher training was undertaken. Additionally, tools to allow for tighter management of user access were implemented on key systems. Management considers the previously identified material weakness related to IT General Controls to be remediated as at March 31, 2018.

Other than those described above, there have been no changes in the Company’s internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

4820-0982-2571\4

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors”) is responsible for the Company’s corporate governance and has a separately designated standing Corporate Governance, Compensation and Nominating Committee, and Audit Committee. The Board of Directors has determined that all the members of the Audit Committee are independent, based on the criteria for independence prescribed by Section 303A.02 of the NYSE Listed Company Manual. Under the same criteria, the Board of Directors has determined that three of the four members of the Corporate Governance, Compensation and Nominating Committee (John K. Bell (Chair), Peter Stringham and Chris Schnarr) are independent.

Corporate Governance, Compensation and Nominating Committee

Compensation of the Company’s CEO and all other executive officers is recommended to the Board of Directors for determination by the Corporate Governance, Compensation and Nominating Committee. Nominees for the election to the Board of Directors are selected, or recommended to the Board of Directors for selection, by the Corporate Governance, Compensation and Nominating Committee. The Company’s Corporate Governance, Compensation and Nominating Committee is comprised of John K. Bell (Chair), Peter Stringham, Murray Goldman and Chris Schnarr.

The Corporate Governance, Compensation and Nominating Committee is responsible for, among other things: reviewing and approving corporate goals and objectives relevant to the Company’s CEO’s compensation and evaluating the Company’s CEO’s performance in light of such corporate goals and objectives; reviewing and making recommendations to the Company’s Board of Directors with respect to the compensation level of the Company’s CEO and other executives, including bonuses; reviewing and approving the actual compensation to be paid to the Company’s CEO and executives; reviewing and determining the remuneration paid by the Company to its directors; monitoring, reviewing and recommending to the Company’s Board of Directors the Company’s compensation and benefit programs; reviewing executive compensation disclosure prior to its public disclosure by the Company; establishing and monitoring the terms and conditions of the Company’s equity-based plans; identifying individuals qualified to become members of the Board of Directors; selecting, or recommending to the Board of Directors for selection, director nominees for annual meetings of shareholders; developing and recommending to the Board of Directors a set of corporate governance guidelines applicable to the Company; and overseeing the evaluation of the Board of Directors and management of the Company. The Company’s Corporate Governance, Compensation and Nominating Committee Charter is available on the Company’s website at www.canopygrowth.com.

AUDIT COMMITTEE

The Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual. The Company’s Audit Committee is comprised of Chris Schnarr (Chair), John K. Bell and Peter Stringham, all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual). All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Audit Committee meets the composition requirements set forth by Section 303A.07 of the NYSE Listed Company Manual.

The members of the Audit Committee are appointed by the Company’s Board of Directors annually. Each member of the Audit Committee will remain on the committee until the next annual meeting of shareholders after his or her appointment, unless otherwise removed or replaced by the Board of Directors at any time.

The full text of the Audit Committee Charter is available on the Company’s website at www.canopygrowth.com and is attached as Schedule “A” to the AIF, which is filed as Exhibit 99.1 to this Annual Report.

4820-0982-2571\4

Audit Committee Financial Expert

The Board of Directors has determined that John K. Bell qualifies as a financial expert (as defined in Item 407 (d)(5)(ii) of Regulation S-K under the Exchange Act), has financial management expertise (pursuant to section 303A.07 of the NYSE Listed Company Manual) and is independent (as determined under Exchange Act Rule 10A-3 and section 303A.02 of the NYSE Listed Company Manual).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Company’s external auditors, in accordance with applicable law.

PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITOR

The following table shows the aggregate fees for services rendered to the Company by Deloitte LLP and its affiliates, Chartered Professional Accountants, the Company’s independent auditor, in each of the last two years.

	2017	2018

Audit Fees	$747,500	$1,670,867
Audit-Related Fees (1)	0	360,820
Tax Fees (2)	340,000	434,925
All Other Fees	0	0
Total	$1,087,500	$2,466,612

(1)

“Audit-Related Fees” refers to the aggregate audit related fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as “Audit Fees”

(2)	“Tax Fees” refers to the aggregate tax fees billed for tax compliance, advice, planning and assistance with the preparation of tax returns.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to directors, officers and employees of, and consultants and contractors to, the Company (the “Code”). The Code has been posted on the Company’s website at www.canopygrowth.com. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of the Form 40-F.

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended March 31, 2018, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

4820-0982-2571\4

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of March 31, 2018, information with respect to the Company’s known contractual obligations (in thousands):

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Accounts payable and accrued liabilities	$89,571	$89,571	$-	$-	$-
Finance lease payments	344	217	117	7	3
Minimum lease and royalty payments	190,138	21,767	42,729	40,442	85,200
Long-term debt	8,078	1,330	4,468	1,844	436
Total	$288,131	$112,885	$47,314	$42,293	$85,639

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2017 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE CORPORATE GOVERNANCE

The Company complies with corporate governance requirements of both the TSX and the NYSE. As a foreign private issuer the Company is not required to comply with all of the corporate governance requirements of the NYSE; however, the Company adopts best practices consistent with domestic NYSE listed companies when appropriate to its circumstances.

The Company has reviewed the NYSE corporate governance requirements and confirms that except as described below, the Company is in compliance with the NYSE corporate governance standards in all significant respects:

Shareholder Meeting Quorum Requirement: The NYSE is of the opinion that the quorum required for any meeting of shareholders should be sufficiently high to insure a representative vote. The Company’s quorum requirement is set forth in its Bylaws. A quorum for a meeting of shareholders of the Company is present if at least two shareholders are present in person or represented by proxy.

Proxy Delivery Requirement: The NYSE requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

MINE SAFETY DISCLOSURE

Not applicable.

4820-0982-2571\4

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

4820-0982-2571\4

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANOPY GROWTH CORPORATION

	By:	/s/ Tim Saunders
	Name:	Tim Saunders
Date: June 28, 2018	Title:	Executive Vice President and Chief Financial Officer

2

4820-0982-2571\4

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report:

Exhibit	Description

99.1	Annual Information Form dated June 27, 2018

99.2	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended March 31, 2018 and March 31, 2017, together with the report thereon of the independent auditor

99.3	Management’s Discussion and Analysis for the year ended March 31, 2018

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Deloitte LLP

101.INS	XBRL Instance

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

3

4820-0982-2571\4