Form 40-F
period 2019-03-31
Canopy Growth Corp
filed 2019-06-26
CIK 1737927

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 40-F
☐Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or ☒Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended March 31, 2019	Commission File Number 001-38496
Canopy Growth Corporation (Exact name of Registrant as specified in its charter)
Canada (Province or other jurisdiction of incorporation or organization)	2833 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification Number)

1 Hershey Drive
Smiths Falls, Ontario K7A 0A8
Canada
(855) 558-9333
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
1015 15th Street N.W., Suite 1000
Washington DC 20005
(202) 572-3100
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value	CGC	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None. Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this form:
☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 344,450,939

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes ☐No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).  ☒  Yes  ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

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

EXPLANATORY NOTE

Canopy Growth Corporation (the “Company” or the “Registrant”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this annual report on Form 40-F (this “Annual Report”) pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”).  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Annual Report contain “forward-looking statements” within the meaning of section 27A of the United States Securities Act, section 21E of the Exchange Act, the United States Private Securities Litigation Reform Act of 1995 or in releases made by the United States Securities and Exchange Commission (the “SEC”) all as may be amended from time to time, and “forward-looking information” under the provisions of applicable Canadian securities laws. These expectations may not be appropriate for other purposes. Generally, this forward-looking information is often identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates” “forecasts”, “intends”, “anticipates”, or “believes” or variation (including negative variations) of such words and phrases, or statements that certain actions, events, or results “may”, “could”, “would”, “might”, or “will” be taken or occur and includes, but is not limited to, information regarding:

•	assumptions and expectations described in the Company’s critical accounting policies and estimates;
•	the adoption and impact of certain accounting pronouncements;
•	the legislation, regulations and licensing related to the cultivation, production and sale of cannabis and hemp products by the Company’s subsidiaries and other business interests;
•	the number of users of cannabis or the size of the legal cannabis market in Canada and internationally;
•	the number of users of hemp or the size of the legal hemp market in Canada and internationally;
•	the potential time frame for the implementation of regulations with respect to the regulatory framework for ingestible cannabis, cannabis extracts and cannabis topical products;
•

legislation to legalize and regulate medical or adult-use cannabis or hemp (and the consumer products derived from each of the foregoing) in Canada and internationally, and the potential form the legislation and regulations will take, including the method of delivery and framework adopted or to be adopted by Canada and various international jurisdictions;

•	the ability to enter and participate in international market opportunities;
•	the Company’s future financial and operating performance;
•	future performance, results and terms of strategic initiatives, strategic agreements and supply agreements;
•	the success of the entities the Company acquires and the Company’s collaborations;
•	the market for the Company’s current and proposed product offerings, as well as the Company’s ability to capture market share;
•	the benefits and applications of the Company’s product offering and expected sales thereof;
•	development of affiliated brands, product diversification and future corporate development;
•	anticipated investment in and results of research and development;
•	inventory and production capacity, including discussions of plans or potential for expansion of capacity at existing or new facilities;
•

the implementation of the transaction with Acreage Holdings, Inc., including the eventual closing of such acquisition upon the occurrence or waiver of changes in U.S. federal law to permit the general cultivation, distribution, and possession of marijuana or to remove the regulation of such activities from the federal laws of the United States and the Company’s intention to waive such condition as soon as the policies of the New York Stock Exchange (the “NYSE”) and/or the Toronto Stock Exchange (the “TSX”) permit completion of the acquisition, provided that completion of the acquisition would not violate any third-party agreements, including those entered into by the Company with affiliates of Constellation Brands, Inc. (the “CBI Group”);

•	future expenditures, strategic investments and capital activities;

•	statements about expected use of proceeds from fund raising activities;
•	the competitive landscape in which the Company operates and the Company’s market expertise;
•	the Company’s ability to achieve profitability; and
•	the Company’s ability to secure further equity or debt financing.

Forward-looking statements are based on our reasonable assumptions, estimates, internal and external analysis and opinions made considering our experience and perception of trends, current conditions and expected developments, as well as other factors that we believe to be relevant and reasonable at the date that such statements are made. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in the Exhibits incorporated by reference into this Annual Report include, but are not limited to the risk factors set forth under the heading “Risk Factors” in our Annual Information Form for the fiscal year ended March 31, 2019, filed as Exhibit 99.1 to this Annual Report and incorporated herein by reference, such as: compliance with laws; international laws; operational, regulatory and other risks; the CBI Group are significant shareholders; limited operating history; execution of business strategy; management of growth; difficulty to forecast; conflicts of interest; litigation; competition; reputational risk; stock exchange restrictions; risks associated with divestment and restructuring; operational structure; reliance on licences; reliance on facilities; dependence upon key management personnel; reliance on key inputs; vulnerability to rising energy costs; dependence on suppliers and skilled labor; risks inherent in an agricultural business; transportation risks; wholesale price volatility; insurance risks; environmental and employee health and safety regulations; product liability; product recalls; customer acquisitions; contracts with provincial and territorial governments in Canada; constraints on marketing products; risks inherent in acquisitions and investments; unknown defects and impairments; expansion into foreign jurisdictions; governmental regulations; cannabis is a controlled substance in the United States; risks associated with the Agricultural Improvement Act of 2018; entry bans into the United States; banking risks; enforceability of contracts; operations in emerging markets; corruption and fraud; inflation; restrictions on the acquisition or use of properties by foreign investors; reliance on international advisors and consultants; anti-money laundering laws and regulation risks; anti-bribery law violations; future sales or issuances of securities; liquidity and additional financing; market price of securities; increased volatility for dual listed common shares; liquidity of the common shares; market for securities; sales of common shares by the CBI Group; dividend policy; TSX and the NYSE listings; foreign private issuer status; obligations as a public company; cybersecurity and privacy risks; intellectual property; challenging global financial conditions; credit and liquidity risk; and hedging risk.

Although we have attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as at the date of the Annual Information Form incorporated by reference into this Annual Report. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements. We do not intend or undertake to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the SEC, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States.  The Registrant prepares its financial statements, which are filed with this Annual Report in accordance with International

Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and which are not comparable to financial statements of United States companies.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars.  The exchange rate of Canadian dollars into United States dollars, on March 29, 2019 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.3363.

ANNUAL INFORMATION FORM

The Annual Information Form for the fiscal year ended March 31, 2019 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended March 31, 2019 and 2018, including the reports of the independent auditors thereon, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s MD&A for the year ended March 31, 2019 is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of the Company’s Co-Chief Executive Officers (“Co-CEOs”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures.  Based upon that evaluation, the Company’s Co-CEOs and CFO have concluded that, as of the end of the period covered by this Annual Report, because of the material weakness in our internal control over financial reporting described below, our disclosure controls and procedures were not effective as of March 31, 2019.

Inherent Limitations of Internal Controls

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Management, including the Co-CEOs and CFO, does not expect that the Company’s internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). In connection with the Company’s reporting obligations in Canada and its obligations under Rule 13a-15(c) under the Exchange Act, management, under the supervision and with the participation of its Co-CEOs and CFO, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2019, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013) (the “COSO 2013 Framework”).  Based on this evaluation, management concluded that a material weakness existed as of March 31, 2019, as described below.

Previously Identified Material Weakness Not Fully Remediated – End User Computer (“EUC”)

As of March 31, 2019, management concluded that the internal controls over Company-wide EUC spreadsheets are not fully remediated and constituted a material weakness. This material weakness was initially identified as of March 31, 2017. The accounting complexities encountered in financial reporting rely on complex spreadsheets, most significantly around the valuation of inventory and biological assets and the related classification of line items on the consolidated statements of operations. Spreadsheets are inherently prone to error due to their manual nature. The Company’s controls related to spreadsheets did not address all risks associated with access security, data entry and evidence of review of completed spreadsheets. A cross-functional business transformation process, enabled by a new end to end Enterprise Resource Planning (“ERP”) system was launched in June 2017 to standardize and automate business processes and controls across the organization domestically and internationally.

During fiscal 2019, the growth of the Company added to the volume and/or complexity of spreadsheets, offset by progress with the implementation of the ERP system to reduce spreadsheet reliance, and progress on the implementation of EUC spreadsheet controls. However, management has determined that the material weakness related to EUC had not been fully remediated as of March 31, 2019. Material weaknesses cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management is able to conclude, through testing, that these controls are operating effectively.

Remediation Plan and Activities

During fiscal 2019 Management continued to strengthen and improve controls related to the remaining material weakness related to EUC in the following ways:

•

The Company added additional resources, including the continued engagement of third party resources, to support and assist in implementing applicable EUC spreadsheet control infrastructure for expected ongoing reliance to a degree on EUC spreadsheets;

•	The Company continued to reduce the use of EUC spreadsheets where possible through relevant systems. For example, the ERP implementation in process reduced the use and reliance on EUC spreadsheets.

These remediation efforts are continuing as of the date of this Form 40-F.

Remediation is expected to be completed within fiscal 2020.

No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weakness described above or prevent the incidence of other material weaknesses in the Company’s internal control over financial reporting in the future.

The Company’s management, with the participation of its Co-CEOs and CFO, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures and internal control over financial reporting of the recently acquired operations of Canopy Growth Czech s.r.o. (formerly Annabis Medical s.r.o.) (“Annabis”) (acquired on April 16, 2018), Spectrum Cannabis Lesotho (Pty) Ltd. (formerly Daddy Cann Lesotho PTY Ltd.) (“DCL”) (acquired on May 30, 2018), Canopy Growth Colombia S.A.S. (formerly Colombia Cannabis S.A.S.) (“Spectrum Colombia”) (acquired on July 5, 2018), Canopy Health Innovations Inc. (“CHI”) (acquired on August 3, 2018), Hiku Brands Company Ltd. (“Hiku”) (acquired on September 5, 2018), ebbu, Inc. (“ebbu”) (acquired 100% interest on November 23, 2018), Joint Investment Group Inc. (“POS”) (acquired 100% control on November 23, 2018), Storz & Bickel GmbH & Co. KG, Stobi GmbH & Co. KG and Vapormed GmbH & Co. KG (collectively, “Storz & Bickel”) (acquired 100% interest on December 6, 2018), and Canamo y Fibras Naturales, S.L (“Cafina”) on March 25, 2019.

The operations of Annabis, DCL, Spectrum Colombia, CHI, Hiku, ebbu, POS, Storz & Bickel, and Cafina, combined, represent approximately 21% of the Company’s assets (approximately 2% of current assets and 54% of non-current assets); they also represent approximately 33% of current liabilities and 13% of long-term liabilities, 14% of the Company’s revenues and 7% of operating expenses for the year ended March 31, 2019.

Because of the material weakness described above, management concluded that the Company’s internal control over financial reporting was not effective as at March 31, 2019. Accordingly, a reasonable possibility exists that material misstatements in the Company’s financial statements will not be prevented or detected on a timely basis.

No Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s independent registered public accounting firm relating to the Company’s internal control over financial reporting because, as an “emerging growth company” (as such term is defined in Rule 12b-2 under the Exchange Act), the Company is not required to provide such a report. The Company will be required to provide such an attestation report when it no longer qualifies as an emerging growth company.

Changes in Internal Control over Financial Reporting

In addition to the implementation of an ERP system and other remediation efforts described above, the legalization of recreational cannabis in Canada during the third quarter of fiscal 2019 resulted in a significant change in the Company’s internal control over financial reporting for the year ended March 31, 2019.  The Company expanded its business model and its revenue streams now include retail sales and business to business sales in the recreational cannabis market. New processes and controls have been designed, implemented and continue to be assessed with respect to the expansion of our business and revenue streams for internal control over financial reporting purposes.

Other than as described above under the headings “Previously Identified Material Weakness Not Fully Remediated – End User Computer (“EUC”)” and “Remediation Plan and Activities,” and the changes referenced in the immediately preceding paragraph, there were no changes in the Company’s internal control over financial reporting during the Company’s last fiscal year, which were identified in connection with management’s evaluation required by paragraph (d) of Rule 13a-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors”) is responsible for the Company’s corporate governance and has a separately designated standing Corporate Governance, Compensation and Nominating Committee, and

Audit Committee.  The Board of Directors has determined that all the members of the Audit Committee are independent, based on the criteria for independence prescribed by Section 303A.02 of the NYSE Listed Company Manual.  Under the same criteria, the Board of Directors has determined that two of the three members of the Corporate Governance, Compensation and Nominating Committee (John K. Bell (Chair) and Peter Stringham) are independent.

Corporate Governance, Compensation and Nominating Committee

Compensation of the Company’s Co-CEOs and all other executive officers is recommended to the Board of Directors for determination by the Corporate Governance, Compensation and Nominating Committee.  Nominees for the election to the Board of Directors are selected, or recommended to the Board of Directors for selection, by the Corporate Governance, Compensation and Nominating Committee.  The Company’s Corporate Governance, Compensation and Nominating Committee is comprised of John K. Bell (Chair), Peter Stringham and Robert Hanson.

The Corporate Governance, Compensation and Nominating Committee is responsible for, among other things:

•

reviewing and approving corporate goals and objectives relevant to the Company’s Co-CEOs’ compensation and evaluating the Company’s Co-CEOs’ performance in light of such corporate goals and objectives;

•	reviewing and making recommendations to the Board of Directors with respect to the compensation level of the Company’s Co-CEOs and other executives, including bonuses;
•	reviewing and approving the actual compensation to be paid to the Company’s Co-CEOs and executives;
•	reviewing and determining the remuneration paid by the Company to its directors;
•	monitoring, and annually reviewing and recommending to the Board of Directors the Company’s compensation and benefit programs;
•	reviewing executive compensation disclosure prior to its public disclosure by the Company;
•	establishing and monitoring the terms and conditions of the Company’s equity-based plans;
•	identifying individuals qualified to become members of the Board of Directors;
•	selecting, or recommending to the Board of Directors for selection, director nominees for annual meetings of shareholders;
•	developing and recommending to the Board of Directors a set of corporate governance guidelines applicable to the Company; and
•	overseeing the evaluation of the Board of Directors and management of the Company.

The Company’s Corporate Governance, Compensation and Nominating Committee Mandate is available on the Company’s website at www.canopygrowth.com.

AUDIT COMMITTEE

The Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual.  The Company’s Audit Committee is comprised of Judy A. Schmeling (Chair), John K. Bell and Peter Stringham, all of whom, in the opinion of the Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual).  All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.  The Audit Committee meets the composition requirements set forth by Section 303A.07 of the NYSE Listed Company Manual.

The members of the Audit Committee are appointed by the Board of Directors annually.  Each member of the Audit Committee will remain on the committee until the next annual meeting of shareholders after his or her appointment, unless otherwise removed or replaced by the Board of Directors at any time.

The full text of the Audit Committee Mandate is available on the Company’s website at www.canopygrowth.com and is attached as Schedule “A” to the Annual Information Form, which is filed as Exhibit 99.1 to this Annual Report.

Audit Committee Financial Expert

The Board of Directors has determined that John K. Bell qualifies as an “audit committee financial expert” (as defined in paragraph (8)(b) of General Instruction B to Form 40-F), has financial management expertise (pursuant to section 303A.07 of the NYSE Listed Company Manual) and is independent (as determined under Exchange Act Rule 10A-3 and section 303A.02 of the NYSE Listed Company Manual).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee Mandate sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Company’s external auditors, which pre-approval may be delegated to any member of the Audit Committee, in accordance with applicable law. The Company also requires pre-approval of all audit services to be provided by its external auditors. All audit and non-audit services performed by the Company’s external auditors for the fiscal year ended March 31, 2019 were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRINCIPAL ACCOUNTANT FEES AND SERVICES - INDEPENDENT AUDITORS

The following table shows the aggregate fees for services rendered to the Company by KPMG LLP (the Company’s current auditor) and Deloitte LLP (the Company’s previous auditor) and their respective affiliates, in each of the last two years.

	Year ended March 31, 2018	Year ended March 31, 2019
	Fees paid to Deloitte	Fees paid to KPMG	Fees paid to Deloitte
Audit fees(1)	$1,670,687	$4,308,660	$874,230
Audit-related fees(2)	360,820	137,026	147,815
Tax fees(3)	434,925	45,441	70,924
	$2,466,432	$4,491,127	$1,092,969

(1) "Audit fees" refers to aggregate fees billed for professional services rendered for the audit of the Company's annual consolidated financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

(2) "Audit-related fees" refers to the aggregate audit-related fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported as "Audit fees," including services in connection with capital market transactions and consultations on accounting matters.

(3) "Tax fees" refers to the aggregate tax fees billed for tax compliance, advice and planning in connection with domestic and international operations, and assistance with the preparation of tax returns.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to directors, officers (including the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) and employees of, and consultants and contractors to, the Company (the “Code”).  The Code has been posted on the Company’s website at www.canopygrowth.com. The Code meets the requirements for a “code of ethics” within the meaning of paragraph 9(b) of General Instruction B to Form 40-F.

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations.  During the fiscal year ended March 31, 2019, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of March 31, 2019, information with respect to the Company’s known contractual obligations (in thousands):

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Accounts payable and accrued liabilities	$ 226,533	$226,533	$-	$-	$-
Finance lease payments	795	698	97	-	-
Long-term debt	832,927	43,403	149,702	637,522	2,300
Other obligations	92,795	46,538	46,257
Minimum lease commitments	219,019	15,839	35,483	34,495	133,202
Purchase and other commitments	465,781	453,004	11,453	505	819
Total	$1,837,850	$786,015	$242,992	$672,522	$136,321

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR during the fiscal year ended March 31, 2019 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Shareholder Approval Requirement: The NYSE requires shareholder approval for issuances of common shares, or any securities convertible or exercisable into common shares:

(a)to directors, officers or substantial security holders of the Company (each, a "Related Party"), a subsidiary, affiliate or other closely-related person of a Related Party or any company or entity in which a Related Party has a substantial interest, where the number of common shares, or the number of common shares into which the securities are convertible or exercisable, exceeds either (i) 1% of the outstanding common shares before the issuance; or (ii) 1% of the voting power of the outstanding common shares before the issuance, in either case except for substantial security holders paying cash and full book and market value for less than 5% of the number of common shares and voting power outstanding before the issuance;

(b)the common shares, or the number of common shares into which the securities are convertible or exercisable, constitute at least (i) 20% of the voting power of the outstanding common shares before the issuance; or (ii) 20% of the outstanding common shares before the issuance, in either case except for public offerings of common shares for cash and private financings involving sales of common shares at a price, or securities convertible or exercisable into common shares with a conversion or exercise price, of at least the market values of the common shares; and

(c)where the issuance would result in a change of control of the Company.

The Company will follow TSX rules for shareholder approval of new issuances of its common shares. Following TSX rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the listed issuer; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer, during any six-month period, and has not been negotiated at arm's length. Shareholder approval is also required, pursuant to TSX rules, in the case of private placements: (a) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (b) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period. The rules of the TSX also require shareholder approval in connection with an acquisition by a listed issuer where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer that are outstanding, on a non-diluted basis.

Equity Compensation Plans: The NYSE also requires shareholder approval of all plans or other arrangements that provide for equity securities as compensation to employees, directors or service providers, and any material revisions to such plans or arrangements, except for certain plans and arrangements, including:

(a)those plans or arrangements allowing employees, directors or service providers to buy such securities on the open market or from the Company for current fair market value;

(b)grants of options or other equity-based compensation as a material inducement upon hiring or to new employees in connection with a merger or acquisition; and

(c)conversions, replacements or adjustments of outstanding options or other equity compensation awards to reflect a merger or acquisition.

The TSX requires shareholder approval of all security based compensation arrangements, and any material amendments to such arrangements, except for arrangements used as an inducement to persons or companies not previously employed by and not previously an insider of the listed issuer, provided that: (i) such persons or companies enter into a contract of full time employment as an officer of the listed issuer; and (ii) the number of securities made issuable to such persons or companies during any twelve month period does not exceed in aggregate 2% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date the exemption is first used during such twelve month period. Such shareholder approval is required when the security based arrangement is instituted and every three years thereafter if the arrangement does not have a fixed maximum aggregate of securities issuable. The TSX considers a security based compensation arrangement to be any compensation or incentive mechanism involving the issuance from treasury or potential issuance from treasury of securities of a listed issuer.

Insiders of a listed issuer that are entitled to receive a benefit under a security based compensation arrangement are not eligible to vote their securities in respect of the shareholder approval required by the TSX unless such security based compensation arrangement contains an “insider participation limit”. An “insider participation limit” is a provision typically found in security based compensation arrangements which limits the number of a listed issuer’s securities: (i) issued to insiders of the listed issuer, within any one year period; and (ii) issuable to insiders of the listed issuer at any time, to 10% of the listed issuer’s total issued and outstanding securities. For the purposes of security based compensation arrangements, the definition of “insider” would include the CEO, CFO, all directors of the listed issuer and its major subsidiaries, any person responsible for a principal business unit, division or function, and any shareholder that has beneficial ownership or control or direction over, more than 10% of the issued and outstanding common shares of the listed issuer. The Company obtains shareholder approval of its equity compensation plans in accordance with applicable rules and regulations of the TSX.

Compensation and Corporate Governance Committee Independence Requirement:  The NYSE requires listed companies to have a compensation committee and a nominating/corporate governance committee, each of which must be composed entirely of independent directors. The NYSE rules permit listed companies to allocate the responsibilities of the compensation and nominating/corporate governance committees to committees of their own denomination provided that the committees are composed entirely of independent directors. The Company has a combined Corporate Governance, Compensation and Nominating Committee, which is currently composed of John K. Bell (Chair), Peter Stringham and Robert Hanson. The Board of Directors has determined that only Messrs. Bell and Stringham are "independent" within the meaning set forth in the NYSE Listed Company Manual. Under Canadian law, the Corporate Governance, Compensation and Nominating Committee is not required to be fully independent.

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

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report:

Exhibit	Description

99.1	Annual Information Form dated June 24, 2019
99.2	Audited Annual Consolidated Financial Statements and Notes thereto as at and for the years ended March 31, 2019 and March 31, 2018, together with the reports thereon of the independent auditors
99.3	Management’s Discussion and Analysis for the fiscal year ended March 31, 2019
99.4	Certificate of Co-Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Co-Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.7	Certificate of Co-Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certificate of Co-Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.10	Consent of KPMG LLP
99.11	Consent of Deloitte LLP
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

CANOPY GROWTH CORPORATION
Date: June 25, 2019	By:/s/ Mike Lee Name:Mike Lee Title:Executive Vice President and Acting Chief Financial Officer